Mail Stop 4561

								June 22, 2006

Robert L. Howard-Anderson
President and Chief Executive Officer
Occam Networks, Inc.
77 Robbin Hill Road
Santa Barbara, CA  93117

 	Re:    	Occam Networks, Inc.
		Preliminary Proxy Statement
		Filed on June 13, 2006
		File No. 0-30741

Dear Mr. Howard-Anderson:

      We have limited our review of your filing to matters relating to proposals one, specifically the increase in the number of authorized shares and the re-adoption of the supermajority voting provisions in the certificate of incorporation. Based on this limited review, we have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Below, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the Form 10-K will be delivered with the proxy statement. As there are outstanding comments relating to the
disclosure controls and procedures in the Form    10-K that were
issued in our letter dated June 14, 2006, you should resolve all comments concerning the Exchange Act filing prior to mailing the proxy materials and Form 10-K.
2. Please eliminate the phrase that appears frequently throughout the proxy statement that the summary you provide is "qualified in its entirety" by reference to the more detailed information contained in the attached appendices. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete.

Proposal 3:  Amendment and Restatement of Certificate of
Incorporation
3. We note that under this one proposal you discuss what appear to be three distinct proposals, i.e., decrease the number of authorized shares of common stock, increase the number of shares of preferred stock and "update certain other provisions of our certificate of incorporation." These three issues are separate issues that should be presented separately. In addition, note that you must include a separate line item on the proxy card for the revised proposal.
See
SEC Release No. 34-31326. To the extent that the reasons for the proposals are linked, you may wish to include a single introduction that addresses the reasons for the proposals followed by a separate presentation of each proposal.
4. Regarding the proposals to modify the capital stock, we are unable to discern your existing capital structure based on the information provided. Please disclose in a table or similar format for both your existing and proposed capital structure, the number of shares your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. For example, while you indicate that a reason for the decrease in the number of authorized shares of common stock is because of the excessive number of authorized but issued shares resulting from the 1-for-40 reverse stock split, it does not appear that you are decreasing the number of authorized shares by a factor of 40.
5. We note further that the company has outstanding convertible preferred stock the terms of which are not provided in the proxy statement. We note further that you intend to cancel and convert all of the outstanding preferred to common stock. Please provide a materially complete description of the transaction in which the preferred shares were issued, the terms of the preferred and the terms on which they will be converted to common. We may have further comments.
6. In light of your intent to convert all of the outstanding preferred stock to common stock, thus resulting in no shares of preferred stock outstanding, please explain in better detail why you are seeking approval to increase the number of authorized shares of preferred stock.
7. Regarding your proposal to "update certain other provisions of our certificate of incorporation," it is unclear from your discussion which terms of the specified provisions are being updated. Moreoever, Appendix B, which relates to this proposal, is not marked to show the proposed changes. Please revise the discussion to specifically identify the text of each provision you propose to update. In addition, please ensure that you address in the discussion why the provisions require updating at this time. Are the provisions being updated to comply with changes in the governing laws of Delaware or California or for some other reason?

Proposal 4:  Readoption of Supermajority Voting Provisions
8. Please revise the introduction to this proposal to clarify that to the extent you wish to retain supermajority voting requirements you are required, under the California Corporations Code, to obtain stockholder approval for such provisions every two years.
9. We note your disclosure that companies listing on the Nasdaq Nation Market are generally exempt from Section 2115 of the California Corporations Code and that you applied for relisting on June 13, 2006. Please identify the reasons for delisting in 2002 and discuss briefly the basis for your belief that the company now meets the criteria for relisting.
10. You make references in several places to "the key provisions" of
California corporate law to which you are subject and "certain provisions" of the law that limit the effectiveness of supermajority voting provisions to two years. Where you refer to provisions of the
California Corporations Code to which you are subject and which relate to the proposal, please eliminate these vague references and substitute them with specific references to the relevant sections of the code.

Proposal 7:  Approval of Indemnification Agreement
11. As with the proposal to update certain provisions of the certificate of incorporation, please revise the disclosure here to clarify how the new form of indemnification agreement differs from the existing indemnification agreement you currently have with directors and officers. While the proposal summarizes the material terms of the agreement, it does not describe in what ways the agreement is being updated to comply with applicable law or expanded to provide broader coverage than currently exists.

	In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities
Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at 202-
551-3611. If you need further assistance, please contact the undersigned at 202-551-3730.

							Sincerely,



							Barbara C. Jacobs
							Assistant Director

cc:  	Via facsimile:  650-493-6811
      Rob Kornegay, Esq.
      Wilson Sonsini Goodrich & Rosati, PC

Robert L. Howard-Anderson
Occam Networks, Inc.
June 22, 2006
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